Exhibit 99.2

Iron ore
152-158 St Georges Terrace
Perth 6000
Western Australia
T +61 (8) 9327 2000
Press release
Rail Incident at Cape Lambert
3 September 2008
Rio Tinto Iron Ore reports that an incident occurred at one of its rail car dumpers at Cape Lambert on 31 August 2008, damaging the dumper and resulting in the partial suspension of iron ore unloading activities at Cape Lambert.
No injuries resulted from the incident and we are assessing the situation to determine how quickly the dumper can be returned to operation.
Rio Tinto Iron Ore has advised its customers of this incident under its force majeure provisions.
The damaged dumper is one of five operated by Rio Tinto Iron Ore in the Pilbara. While the damage assessment and repair programme is underway rail and shipping schedules will be amended to minimize any capacity loss.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
For further information, please contact:

Media Relations, Australia	Investor Relations, Australia
Gervase Greene	Dave Skinner
Office: +61 (0) 8 9327 2975	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 408 098 572	Mobile: +61 (0) 408 335 309

Leith Paganoni	Simon Ellinor
Office: +61 (0) 8 9143 5397	Office: +61 (0) 7 3867 1607
Mobile: +61 (0) 419 933 631	Mobile: +61 (0) 439 102 811

Website: www.riotintoironore.com